   Sub-Item 77I(b)

The following class was created during the period covered by the N-SAR:

Class R2 shares for JPMorgan Mid Cap Value Fund.  This class is described in the prospectuses for the Class R2 shares and also in the materials described in Item 77Q1(a) and (d).